Exhibit 12.1

Burlington Northern Santa Fe, LLC and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$6,328	$5,693	$6,775	$6,169	$5,928
Add:
Interest and other fixed charges, excluding capitalized interest	1,016	992	928	833	729
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	184	192	200	200	189
Distributed income of investees accounted for under the equity method	7	6	14	7	7
Amortization of capitalized interest	5	4	4	3	2
Less:
Equity in earnings of investments accounted for under the equity method	136	16	16	16	14
Total earnings available for fixed charges	$7,404	$6,871	$7,905	$7,196	$6,841
Fixed charges:
Interest and fixed charges	$1,038	$1,018	$962	$863	$758
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	184	192	200	200	189
Total fixed charges	$1,222	$1,210	$1,162	$1,063	$947
Ratio of earnings to fixed charges	6.06x	5.68x	6.80x	6.77x	7.22x

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